     INVESTMENT COMPANY BLANKET BOND
NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA (A stock Insurance Company, herein Called the Underwriter)

DECLARATIONS				BOND NUMBER
Item 1.	Name of Insured	Pacific Select Fund
				6213986
	Principal Address:	P.O. Box 7500 700 Newport Center Drive Newport Beach CA 92660

		(Herein called the Insured)

Item 2.	Bond Period from 12:01 a.m. on 07/01/2008 to 12:01 a.m. on 07/01/2009.

	The effective date of the termination or cancellation of this bond, standard time at the Principle Address as to each of the said dates.

Item 3.		Limit of Liability —
		Subject to Section 9, 10 and 12 hereof:
			Limit of Liability	Deductible Amount
		Insuring Agreement A — FIDELITY	$25,000,000	$100,000
		Insuring Agreement B — AUDIT EXPENSE	$25,000	$0
		Insuring Agreement C — ON PREMISES	$25,000,000	$100,000
		Insuring Agreement D — IN TRANSIT	$25,000,000	$100,000
		Insuring Agreement E — FORGERY OR ALTERATION	$25,000,000	$100,000
		Insuring Agreement F — SECURITIES	$25,000,000	$100,000
		Insuring Agreement G — COUNTERFEIT CURRENCY	$25,000,000	$100,000
		Insuring Agreement H — STOP PAYMENT	$25,000	$0
		Insuring Agreement I — UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$0

OPTIONAL COVERAGES ADDED BY RIDER:

		Insuring Agreement J — COMPUTER SYSTEMS	$25,000,000	$100,000
		Insuring Agreement K — UNAUTHORIZED SIGNATURES	$25,000	$0
		Insuring Agreement L — AUTOMATED PHONE SYSTEMS	$25,000,000	$100,000
		Insuring Agreement M — TELEFACSIMILE	$25,000,000	$100,000

	If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.	Office or Premises Covered — Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All other Insured’s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:
	No Exceptions

Item 5.	The Liability of the Underwriter is subject to the terms of the following riders attached hereto: 1-6

Item 6.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.9(s) N/A such termination or cancellation to be effective s of the time this bond becomes effective.

Item 7.	Premium Amount: $63,260

By:
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA
RIDER No. 1
     To be attached to and form part of Bond No. 6213986
in favor of Pacific Select Fund
effective as of 07/01/2008.
In consideration of the premium charged for the attached bond, it is hereby agreed that:
     1. From and after the time this rider becomes effective the Insured under the attached bond are:
Pacific Select Fund
Comstock Portfolio
Mid-Cap Growth Portfolio
International Value Portfolio
International Small-Cap Portfolio
Diversified Research Portfolio
Equity Portfolio
American Fund Growth-Income Portfolio
American Funds Growth Portfolio
Technology Portfolio
Short Duration Bond Portfolio
Small-Cap Growth Portfolio
Diversified Bond Portfolio
Growth LT Portfolio
Focused 30 Portolio
Health Sciences Portfolio
Mid-Cap Value Portfolio
Large-Cap Growth Portfolio
Floating Rate Loan Portfolio
International Large-Cap Portfolio
Equity Index Portfolio
Small-Cap Index Portfolio
Real Estate Portfolio
Small-Cap Value Portfolio
Multi-Strategy Portfolio
Main Street Core Portfolio
Emerging Markets Portfolio
Managed Bond Portfolio
Inflation Managed Portfolio
Money Market Portfolio
High Yield Bond Portfolio
Small-Cap Equity Portolio
Large-Cap Value Portfolio
     2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.
     3. Knowledge possessed or discovery made by the Corporate Risk Management Department, Internal Audit Department, or General Counsel Department, of any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.
     4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.
     5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.
     6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
SR 5538

     7. The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.
     8. This rider shall become effective as 12:01 a.m. on 07/01/2008.
Signed, Sealed and dated

By:
Authorized Representative

SR 5538

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA
Rider No. 2
AMENDMENT TO TERMINATION
To be attached to and form part of Investment Company Blanket Bond No. 6213986 in favor of Pacific Select Fund.
It is agreed that:
1.	The attached bond is hereby amended by deleting Section 13., TERMINATION, in its entirety and substituting the following:

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for he benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata terminated for any other reason.

This bond shall terminate
a.	as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, or

b.	as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

c.	as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective and upon the expiration of ninety (90) days after written notice has been given by the Underwriter to the Securities and Exchange Commission, Washington DC and to the insured Investment Company.
2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

3.	This rider is effective as of 12:01 a.m. on 07/01/2008

By:
Authorized Representative

POLICYHOLDER NOTICE
Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aigproducercompensation.com or by calling AIG at 1-800-706-3102.
91222 (7/06)

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA
RIDER NO. 3
INSURING AGREEMENT J
     To be attached to and form part of Bond No. 6213986
in favor of Pacific Select Fund
It is agreed that:
1.	The attached bond is amended by adding an additional insuring agreement as follows:
COMPUTER SYSTEMS
Loss resulting directly from a fraudulent
(1)	entry of data into, or

(2)	change of data or programs within

a Computer System; provided the fraudulent entry or change causes

(a)	Property to be transferred, paid or delivered,

(b)	an account of the Insured, or of its customer, to be added, deleted, debited or credited:

(c)	an unauthorized account of a fictitious account to be debited or credited;

(3)	voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;
and provided further, the fraudulent entry or change is made or caused by an individual acting with the intent to:

(i)	cause the Insured or its agent(s) to sustain a loss, and

(ii)	obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit,

(iii)	and further provided such voice instruction or advices:
(a)	were made by a person who purported to represent an individual authorized to make such voice instruction or advices; and

(b)	were electronically recorded by the Insured or its agent(s).
(4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.
SCHEDULE OF SYSTEMS
All computer systems utilized by the Insured
2.	As used in this Rider, Computer System means:
(a)	computers with related peripheral components, including storage components, wherever located,

(b)	systems and application software,

(c)	terminal devices,

(d)	related communication networks or customer communication systems, and

(e)	related Electronic Funds Transfer Systems,
by which data are electronically collected, transmitted, processed, stored, and retrieved.
3. In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:
(a)	loss resulting directly or indirectly from the theft of confidential information, material or data; and

(b)	loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured’s Computer System.
4. The following portions of the attached bond are not applicable to this Rider:
(a)	the initial paragraph of the bond preceding the Insuring Agreements which reads “...at any time but discovered during the Bond Period.”

(b)	Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

(c)	Section 10-LIMIT OF LIABILITY
5. The Coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.
6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A Series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.
7. The Limit of Liability for the coverage provided by this Rider shall be Twenty Five Million Dollars ($25,000,000), it being understood however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond.
8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of One Hundred Thousand Dollars ($100,000), (herein called the Deductible amount) but not in excess of the Limit of Liability stated above.
9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.
10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without canceling the bond as an entirety:
(a)	60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

(b)	immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.
The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduced by notice from, or at the instance of, the Insured.
11. Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentence:

“Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions or advices.”
12. Not withstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.
13. This rider shall become effective at 12:01 a.m. Standard time on 07/01/2008

By:
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA
RIDER NO. 4
INSURING AGREEMENT K
To be attached to and form a part of Investment Company Blanket Bond No. 6213986 in favor of Pacific Select Fund.
It is agreed that:
(1)	The attached bond is amended by adding an additional Insuring Agreement as follows:
UNAUTHORIZED SIGNATURES
(2)	Loss resulting directly from the insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

(3)	It shall be a condition precedent to the Insured’s right of recovery under this rider that the Insured shall have on file signatures all persons who are authorized signatories on such account.

(4)	The Limit of Liability for the coverage provided by this rider shall be Twenty Five Thousand Dollars ($25,000) it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in item 3. of the Declarations of the attached bond.

(5)	The Underwriter shall not be liable under the Unauthorized Signatures Rider for any loss on account of any instrument unless the amount of such instrument shall be excess of Nil ($0) (herein called Deductible Amount) and unless such loss on account of such instrument, after deducting all recoveries on account of such instrument made prior to the payment of such loss by the Underwriter, shall be in excess of such Deductible Amount and then for such excess only, but in no event more than the amount of the attached bond, or the amount of coverage under the Unauthorized Signatures Rider, if the amount of such coverage is less than the amount of the attached bond.

(6)	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

(7)	The rider is effective as of 12:01 a.m. standard time on 01-JUL-2008 as specified in the bond.

By:
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA
RIDER NO. 5
INSURING AGREEMENT L
To be attached to and form part of Bond No. 6213986
Issued to Pacific Select Fund
     It is agreed that:
1. The attached bond is amended by adding an additional Insuring Agreement as follows:
AUTOMATED PHONE SYSTEM
I.	Loss caused by an Automated Phone System (“APS”) Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the bond Period all APS Designated Procedures with respect to APS Transactions. The Unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular instance shall not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.
1. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:
a. “APS Transaction” means any APS Redemption, APS Exchange or APS Election.
b. “APS Redemption” means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.
c. “APS Election” means any election concerning dividend options available to Fund Shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.
d. “APS Exchange” means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.
e. “APS Designated Procedures” means all of the following procedures:
(1) Election in Application: No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected by Official Designation to permit such APS Redemption.
(2) Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of a telephone keypad in the course of such a request, and the records shall be retained for at least six months.
(a) Information contained in the records shall be capable of being retrieved through the following methods:
audio tape and or transactions stored on computer disks
(b) Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(3) Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before execution of that APS Transaction by requiring the entry by the caller of a confidential personal identification number (“PIN”)
(a) Limited Attempts to Enter PIN: If the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts during the same (telephone call/twenty-four hour day) to enter the PIN
(4) Written Confirmation: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured’s next regular processing cycle, but in no event later than five business days following such APS Transaction.
(5) Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:
2. Exclusions. It is further understood and agreed that this extension shall not cover:
a. Any loss covered under Insuring Agreement A. “Fidelity”, of this Bond;
b. Any loss resulting from:
(1) The redemption of shares, where the proceeds of such redemption are made payable to other than
(i) the shareholder of record, or
(ii) a person officially Designated to receive redemption proceeds, or
(iii) a bank account officially Designated to receive redemption proceeds, or
(2) The redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been
(i) designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty (30) days prior to such redemption, or
(ii) officially Designated, or
(iii) verified by any other procedures which may be stated below in this Rider, or
(3) The redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholder’s officially Designated bank account, or
(4) the Intentional failure to adhere to one or more APS Designated Procedures.
2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or provisions of the attached bond other than above stated.
3. This rider shall become effective as of 12:01 a.m. on 07/01/2008 standard time as specified in the bond.

By:
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA
RIDER NO. 6
INSURING AGREEMENT M
TELEFACSIMILE TRANSMISSIONS
To be attached to and form part of Investment Company Blanket Bond No. 6213986 issued to Pacific Select Fund
It is agreed that:
1.	The attached bond is amended by adding an additional Insuring Agreement as follows:

Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directed to the Insured, authorizing or acknowledging the transfer, payment, or delivery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:

i) bear a valid test key exchanged between the Insured and a customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement; and

ii) fraudulently purport to have been sent by such customer or financial institution, but which telefacsimile instruction were transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature.
“Telefacsimile” means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the Insured within its communication room for the purposes of reproducing a copy of said document. It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated Clearing House.
2.	The limit of Liability for the coverage provided by this rider shall be Twenty Five Million Dollars ($25,000,000), it being understood, however, that such liability shall be part of and not in addition to the limit of liability stated in Item 3 of the Declaration of the attached bond.

3.	The Underwriter shall be liable hereunder for the amount by which a Single Loss exceeds the Deductible Amount of One Hundred Thousand Dollars ($100,000), but not in excess of the Limit of Liability stated above.

4.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated.

5.	This rider is effective as of 12:01 a.m. on 01-JUL-2008 standard time as specified in the attached bond.

By:
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA
RIDER No. #7
To be attached to and form part of Bond No. 6213986 in favor of Pacific Select Fund.
In consideration of the premium charged for the attached bond, it is hereby agreed that:
1.	At the request of the Insured, the Underwriter adds to the list of the insured under the attached bond the following:
Long/Short Large-Cap Portfolio
Corrected Name of Fund: American Funds Growth-Income Portfolio (“s” added to fund)
2.	The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.

3.	This rider shall become effective as 12:01 a.m. on 7/1/2008.

By:
Authorized Representative

FIDELITY/CRIME DIVISION
FINANCIAL INSTITUTION EXCESS FOLLOW FORM CERTIFICATE
The Great American Insurance Company, herein called the UNDERWRITER

Bond Number:	FS 234-62-53-00

Name and Address of Insured:	Pacific Select Fund
P.O. Box 7500
Newport Beach, CA 92660
The UNDERWRITER, in consideration of an agreed premium, and in reliance upon the statements and information furnished to the UNDERWRITER by the Insured, and subject to the terms and conditions of the underlying coverage scheduled in ITEM 3 below, as excess and not contributing insurance, agrees to pay the Insured for loss which:
(a)	Would have been paid under the Underlying but for the fact that such loss exceeds the limit of liability of the Underlying Carrier (s) listed in Item 3, and

(b)	for which the Underlying Carrier (s) has (have) made payment, and the Insured has collected the full amount of the expressed limit of the Underlying Carrier’s (s) liability.
ITEM 1. BOND PERIOD: from 12:01 a.m. on 07/01/2008 to 12:01 a.m. on 07/01/2009
(inception)                            (expiration)
ITEM 2. LIMIT OF LIABILITY AT INCEPTION: $5,900,000 single loss — Fidelity, On Premises, In Transit, Forgery and Alteration, Securities Forgery, Counterfeit Currency, Computer Systems, Telefacsimile Transfer Fraud, and Automated Phone Systems.
ITEM 3. UNDERLYING COVERAGE:

A)	CARRIER:	National Union Fire Insurance Company of Pittsburgh, PA
	LIMIT:	$25,000,000 single loss subject to a $100,000 deductible
	BOND NUMBER:	6213986
	BOND PERIOD:	07/01/2008 to 07/01/2009
ITEM 4. Coverage provided by this Bond is subject to the following attached Rider(s): N/A
ITEM 5. By acceptance of this Bond, you give us notice canceling prior Bond No. N/A, the cancellation to be effective at the same time this Bond becomes effective.
In witness whereof, the UNDERWRITER has caused this certificate to be signed by an Authorized Representative of the UNDERWRITER this 11th day of February, 2009.

THE GREAT AMERICAN INSURANCE COMPANY
By:
(Authorized Representative)

Excess Follow Form Certificate
10/2007 ed.
One Waterside Crossing, Windsor, CT 06095
Member of American Financial Group